Filed by Cantor Equity Partners, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners, Inc.
Commission File No. 001-42250
Twenty One Capital, Inc.
Date: July 30, 2025

As previously disclosed, on April 22, 2025, Cantor Equity Partners, Inc. (“CEP”), a Cayman Islands exempted company, and Twenty One Capital, Inc., a Texas corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company (“Twenty One”), Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

On July 30, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, made the below communications on his X account.

On July 29, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, made the below communications on his X account.

Jack Mallers @jackmallers · 20h

Twenty One Expects to Add 5,800 #Bitcoin Before Planned Listing, Increasing Holdings to At Least 43,500 BTC.

We'd be the 3rd largest corporate BTC treasury, with a blended average cost of $87,280/BTC.

At listing, each share is expected to represent ~12,559 sats/share $CEP $XXI

0:08 / 3:04

184 391 3K 160K

Show more replies

On July 29, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, posted a video on his X account and the transcript is below.

Yo, what is going on, everybody? I want to share some exciting Twenty One updates with you all, in particular, some exciting updates on our Bitcoin treasury. First, we at Twenty One expect to add 5,800 Bitcoin before our planned list on a stock exchange. Second, we are increasing our Bitcoin holdings from at least 42,000 Bitcoin by the time our transaction is approved to at least 43,500 Bitcoin by the time our transaction is approved. We show proof of reserves at Twenty One that allows anyone in the world to cryptographically guarantee and verify that we do in fact own the Bitcoin we claim we do.

Before this announcement, our proof of reserves showed that we had a little over 37,000 Bitcoin held in escrow for Twenty One. After this announcement, anyone in the world, you can now go check our proof of reserves, and there is currently over 43,000 Bitcoins sitting in escrow pending approval of our transaction. This Bitcoin had a blended acquired price of a little over $87,000 per Bitcoin, and at the current Bitcoin exchange rate, as I’m talking to you all right now, the Bitcoin in our proof of reserve wallets is worth over $5 billion US dollars.

We care about Bitcoin per share. We want a world where our shareholders are getting wealthier in Bitcoin terms. Currently our SATS per share, I think this is the first time a company has ever issued a press release with SATS per share in it. Our SATS per share sits at 12,559 SATS per share. OK, we at Twenty One, we think we can do anything. We have an incredible team. The board consists of me, Tether, and SoftBank, deep pools of capital, deep Bitcoin expertise, and a plethora of experience in building high growth, high margin, cash generating technology that changes the world.

This is just the beginning and my focus now is looking to list XXI on a stock exchange and get this transaction closed, but I wanted to update you all. I’m so proud of the team. It is an incredible milestone for us, and these are some very, very, very big numbers. We’re operating at a massive scale even before approval and before we’re allowed to play. Put me in, coach. I’m ready to play today. So thank you Bitcoiners. I’m excited to have Twenty One listed and the potential to change the world in the capital markets. So that’s all for me for now before I get myself in trouble with my lawyers. So with that, I’m out of here. Much love, guys.

On July 29, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, was interviewed by Tim Stenovec and Scarlet Fu on Bloomberg TV and the transcript is below.

Scarlet Fu:

I’m pleased to say I’m joined now by Bloomberg Crypto co-anchor Tim Stenovec, as well as Twenty One capital CEO and co-founder Jack Mallers. Jack, great to see you.

Jack Mallers:

Thanks for having me. Guys, how are you?

Scarlet Fu:

Good to see you and Tim. Thank you for sticking around.

Tim Stenovec:

I always love talking crypto, especially with you and Jack.

Scarlet Fu:

All right. So let’s talk a little bit about this new announcement where you’re going to increase your Bitcoin holdings beyond the initial amount that you had stated back during the April launch. This will make you the third largest corporate holder of Bitcoin after Strategy and MARA. Yep. Is there a long term strategy here? Like to take over Strategy’s role as the biggest holder, or maybe even the second biggest holder and push MARA out of the way?

Jack Mallers:

Of course. I mean, listen, I think the capital markets will get to know me as many things, one of which is a competitor. I’m never going to sit up here and say I want to be second. So I think us at Twenty One, we have a lot of confidence that we can do pretty much anything. The Board, if you think about consists of myself, Tether and SoftBank. That’s a lot of access to capital, a lot of technological experience, a lot of Bitcoin experience. So we’re confident. First step is getting approved. But the notion that we’ve already been able to accumulate over 43,000 Bitcoin with an average price of just over $87,000. So we now own over $5 billion of Bitcoin. We have an unrealized gain of already over $1.3 billion. So a pretty small team and a pretty young company that’s already made over a billion bucks. So a lot of progress so far. And I think it’s just the beginning.

Scarlet Fu:

And this is your main business. You’re introducing a performance metric as well called BPS Bitcoin per share. Can you just briefly explain that?

Jack Mallers:

Yes I mean it’s obviously a rip on earnings per share. But listen we’re a Bitcoin company all the way to our core. That’s even how we measure our performance. In my opinion as a Bitcoin is measuring your performance in dollars is not that impressive. My coffee has gone up in dollar terms. This chair has gone up in dollar terms. So is the S&P. So is the Mac Seven and so is Bitcoin. Everything goes up in dollar terms because fiat continues to get debased. So what we want to measure ourselves in is Bitcoin. Bitcoin is the new hurdle rate. Can you put performance in Bitcoin terms in the message I want to give to our existing shareholders and future shareholders is that we want our shareholders to get wealthier in Bitcoin terms. And so instead of measuring earnings per share in dollars we want to measure in Bitcoin. Can we grow the Bitcoin per share that you’re exposed to as a shareholder of the business? That’s why we created the metric.

Tim Stenovec:

What’s the end game for you? Is it just to buy as much bitcoin as you can and hold it for as long as possible and never sell it?

Jack Mallers:

That’s one of the goals, yes. But I think what makes us different than a lot of these other businesses is that we plan to build Bitcoin products as well. I mean, the founding group is Tether and myself. I found it in lead Strike is one of the bigger Bitcoin financial services firms in the world. Tether obviously is one of the most impressive companies in the history of humanity, but specifically in building massive cash flows within the space. So Paolo and I, before we were CEOs, we were engineers, we built a lot of products. And so we plan to not only acquire as much Bitcoin as possible, raising capital and all sorts of deep capital pools, but also build products, build technology, build tools. I think when people eventually think of Twenty One, it’s are they a competitor to Coinbase? Are they competitor to Strategy? For us why not both? We think we have that potential.

Tim Stenovec:

Do you envision a future where Bitcoin treasury companies such as Strategy, MARA and you guys end up buying so much Bitcoin that there really isn’t actually much left out there on the open market for people to trade? After all, it is a fixed number of bitcoins, so no more will be created once it reaches that number.

Jack Mallers:

Right. You know what’s fascinating about the asset. And it’s not intuitive because it’s so rare, is that to your point, it is definitively scarce. So if everyone in the world wanted an iPhone, Apple could make more. If everyone in the world wanted a McDonald’s cheeseburger, McDonald’s could make more. The fact that Bitcoin cannot increase its supply means the new supply comes from the market. If you want more Bitcoin, you don’t go to the Bitcoin factory to get one, you have to go up in price. Is there enough Bitcoin for me at 120,000? No. Okay 130 140 150. So I’ll tell you what. There’s always Bitcoin available. Just depends on what you’re willing to pay for it. And so what I think will happen is this price will continue to discover higher. Because Bitcoin is the scarce thing. It’s inelastic to the amount of demand that searches for it. So the amount of buying power that we’re seeing from the capital markets, from the ETFs and potentially from nation states like the United States, I think they’ll find the supply they’re looking for. They’re just going to have to go get it at a higher price.

Scarlet Fu:

Would you expand to other digital coins, for instance, become a treasury company for Ether or Solana or something else?

Jack Mallers:

Absolutely not. And I’ll tell you guys why. I made you laugh.

Tim Stenovec:

Because you guys are all Maxis. Like, you talk to somebody who has an Ether treasury company and they’d say the same thing about Bitcoin.

Jack Mallers:

Yeah.

Scarlet Fu:

So you can’t mix the two ever.

Jack Mallers:

Well a little, little history lesson. The term Maxi was actually invented by Vitalik Buterin. It was a diss. It was slander. You know, I now take it as a compliment, but to be clear, I don’t self prescribe that, little background on my opinion. Okay. Us humans own a little over $900 trillion worth of stuff currency, sovereign debt, real estate, precious metals, fine art, all of the things that we collectively own as a species. About half of that. So call it $400 to $500 trillion worth of it we’re using to save money, right? You own $10 million art painting not to put on your wall so your toddler can throw spaghetti at it and ruin it. You own it because you want to sell it for $11 million in the future. You own the real estate not to consume it because you’re living in it, but because you’re trying to save and build a real estate portfolio. So that the amount of wealth humans have created, that they want to bring with them tomorrow and save into the future, is about $400 to $500 trillion. To me, that’s what Bitcoin is going after.

It’s that pristine store value. It’s that pure money, right? What is Ethereum? What is Dogecoin? What is Solana to me I don’t know at best a technology. Are these things going after Apple? Amazon? If they are, let’s go out and give Ethereum credit that I don’t think it deserves and say it’s going to achieve what Amazon has achieved. Okay, $2 to $3 trillion worth of value to society. Reasonable. Nice a new cool tech stock. And that’s if they go on to achieve that. If Bitcoin goes on to achieve a small fraction of the $400 to $500 trillion that humans are looking to bring with them tomorrow, we’re talking about tens of trillions of dollars of appreciation. So it’s an orders of magnitude larger problem Bitcoin’s going after. It’s an orders of magnitude, sound or bedrock to build a treasury. I do not want to build a treasury on potentially the next Amazon. I want to build a treasury on the new gold, on the new sovereign debt, on the new currency, on the new dollar. So that for me, our shareholders should know I will never own another asset outside Bitcoin.

Scarlet Fu:

A Bitcoin purist or maxi, as Tim just reminded us. Jack, you call yourself the first ever Bitcoin native company that expects to be publicly listed. Any thoughts on what stock exchange would be NYSE would be Nasdaq? Could it even be, let’s say, the Texas Stock Exchange, which will begin listings at the end of 2026.

Jack Mallers:

We want to do what’s best for Bitcoin and our shareholders. We’re open to all relationships that help us achieve that. That’s our banking partners. That’s the exchanges. I mean, for us it’s about being performant in Bitcoin terms and serving the bitcoin network and growing alongside of it. And yeah, for us being a Bitcoin native business again we didn’t pivot from an old business model. We aren’t a company that needs a new direction. We are Bitcoiners. We’ve been in this space for over a decade. And so we’re native to the to our metrics, to our core, to our operating business. And that’s what we mean. And whatever partners along the way exchanges, banks that want to support us on our mission, I’m happy to work with them.

Tim Stenovec:

Jack, still, a lot of skeptics out there who might watch this and say, wait a second, is the point of Bitcoin just for the people who have it now to get wealthier and wealthier? The largest holders of MARA, of you guys, and of Strategy, convince them that there is a use case beyond just buying and holding that this is a useful technology.

Jack Mallers:

Well, I think the use case for Bitcoin from the highest level possible is I’ve created value and I want to keep it. That’s it. I got a chuckle out of you. That’s true. I got up out of bed, I sacrificed, I worked, I commuted, I did tasks, I created, products, I created, value for those around me. I want to keep that value.

Tim Stenovec:

But even though it’s called a cryptocurrency, it’s not used widespread as a currency. It’s used as something that will accumulate or that people think will accumulate in value.

Jack Mallers:

Yes, I think the definitions of currency and money and how we think of medium, of exchange store value, I think it gets too complicated. And sometimes Bitcoin is so simple that people don’t believe it can be that simple. The reality is, money is what you acquire in exchange for your effort, your time, your energy. It’s our time and energy and abstracted form. And I exchange my work hours for it so that I can later get the stuff I need in my life. I want to go to Whole Foods and get a steak. I want to go on vacation. I need to pay rent. That’s what money is for, is to allow me to create value and take it with me tomorrow. And that’s the use case. And today it’s increasingly difficult to achieve that. I can’t save it in dollars. We all know that. Okay. You’re going to force me to understand Japanese central bank monetary policy. You’re going to force me to understand what tech stocks to pick. No. How about something that’s definitively scarce? No one can inflate. I can store for free, I can move cheaply, and that I can put into my brain. And that’s the use case. And we all have that use case nation, state, corporations, families, individuals. Simply put, I think everyone can find value in a technology that is open source and solve that for everybody.

Scarlet Fu:

All right. Twenty One capital CEO Jack Mallers. Thank you so much for joining us.

Jack Mallers:

Thank you.

Scarlet Fu:

Guys. Bitcoin purist maxi and of course Tim.

On July 30, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, was interviewed by Kristen Scholer on New York Stock Exchange, and the transcript is below.

Kristen Scholer:

And joining me in studio is Jack Mallers, Founder and CEO of Twenty One Capital. Jack, welcome!

Jack Mallers:

Thanks for having me. This is a pretty cool office.

Kristen Scholer:

It is. It is pretty cool office, right?

Jack Mallers:

Yeah.

Kristen Scholer:

At the center of the financial markets.

Jack Mallers:

That’s right.

Kristen Scholer:

What was behind this decision for your firm?

Jack Mallers:

Uh, the decision for us is simple. We think Bitcoin is going to change the world. And it’s the best possible thing you can own on a balance sheet. It’s been the best performing asset in human history. I think it’ll continue to be. So we’re here to own as much Bitcoin as we possibly can. So another 5,800. I’ll take it.

Kristen Scholer:

In what ways do you think it’s going to change the world?

Jack Mallers:

Bitcoin is the only definitively scarce thing you could own. Gold. Sure it’s scarce, but if we want to find more gold, we can. Didn’t Elon say there’s more on Mars? Right? iPhone are cool, but if everyone in the world wanted an iPhone, Apple could make everyone an iPhone. Find me something that you can own that no one could make another of. And in financial markets terms, that’s something that cannot be debased. That’s something that cannot be inflated. And it’s for that reason, in my opinion, that it’s been the best performing. It’s been the best way to express currency debasement, to express the idea that governments are running such big deficits and have to print capital to get out of this sovereign crisis that they’re in. So I think it’ll continue to be. If you think that technology will continue to change the world, and you think governments will continue to have to print money, I think Bitcoin will continue to be the most performant. It’s currency debasement, plus technology is what I think Bitcoin is.

Kristen Scholer:

How does this fit into your strategy at Twenty One Capital?

Jack Mallers:

The strategy for us is simple. One of the core KPIs we have is how much Bitcoin we’re able to accumulate. We have Bitcoin per share and Bitcoin return rate. How fast are we returning Bitcoin on our balance sheet to shareholders. And then on a per share basis on a fully diluted share basis. How much Bitcoin does that represent on a per share. So you know, in a hypothetical sense, let’s say you invest in Twenty One and you own a share of the business. Let’s say we have one Bitcoin per share. We got we close deals. We raise capital. We establish partnerships. We launch products. If we’re able to grow that to two Bitcoin per share three Bitcoin per share. Just by being a shareholder in the business, we’re growing your exposure to the asset. So we want to be the best place in the capital markets to participate in Bitcoin and owning, you know, at closing a little over 43,500 is a good start.

Kristen Scholer:

Where do you see the price of Bitcoin heading?

Jack Mallers:

Higher. Higher

Kristen Scholer:

How much higher?

Jack Mallers:

A lot higher. Um my general framework from the highest level is human beings collectively we own about $900 trillion worth of stuff. That’s equities, the things behind us real estate, precious metals, fine art, all of the things that we own, half of that we’re using as a savings account. We’re owning the portfolio of companies or the art or the house to actually try and persist wealth into the future. I think Bitcoin is going after that market. It’s going after a market of $400 to $500 trillion worth. And right now it’s a 2.5 trillion. So I think in purchasing power terms, Bitcoin can go up 100 to 200 times more from here.

Kristen Scholer:

All right. So we know Bitcoin obviously is the most household day within the cryptocurrency space right. What else is catching your eye in the cryptocurrency world?

Jack Mallers:

Nothing.

Kristen Scholer:

Nothing at all.

Jack Mallers:

Nothing.

Kristen Scholer:

Stablecoins?

Jack Mallers:

No.

Kristen Scholer:

Interesting.

Additionally, the following article was published on July 29, 2025, by Bloomberg.

Cantor, Tether-Backed Twenty One Increases Bitcoin Holdings:

Twenty One Capital Inc., the Bitcoin treasury company launched by an affiliate of Cantor Fitzgerald LP, stablecoin issuer Tether Holdings SA and SoftBank Group, is increasing its holdings of the cryptocurrency beyond the initial amount announced when it debuted with much fanfare earlier this year.

The firm said Tuesday it expects to hold at least 43,500 Bitcoin - valued at around $5.15 billion - after adding about 5,800 tokens from Tether. That’s about 1,500 Bitcoin more than it projected owning when the company launched in April.

Jack Mallers, co-founder and chief executive officer of Twenty One, said in an interview that the firm expects that its public listing will be completed in the third quarter following a US Securities and Exchange Commission review.

The additional Bitcoin should help the well-financed and politically-connected firm stand out from the crowded field of companies that have adopted the strategy pioneered by Michael Saylor’s Strategy. Twenty One is the third-largest corporate holder of Bitcoin after Strategy and crypto miner MARA Holdings Inc. Mallers added that Twenty One will consider similar approach by Strategy to raise capital via issuance of convertible bonds.

“At the end of the day, we’re competing over an ability to raise capital and an ability to provide value in the Bitcoin industry,” Mallers said. “And so we think we can do everything. We think we can tap the fixed income market, what Strategy has. We think we have a global brand that is interested in being part of our journey, like Strategy is built. We also think we have some stuff that no other treasury company has, like a partner that is the creator of stablecoins, or a CEO that runs the largest Bitcoin financial services company in the world.”

The Cantor-linked entity has so far stood out from other Strategy imitators, which has included many obscure penny stocks. Unlike Strategy, which had funded its Bitcoin buying by issuing shares and debt, Twenty One was launched with about $4 billion of Bitcoin contributed by Tether, its affiliate Bitfinex and SoftBank.

Cantor, the financial-services firm previously led by US Commerce Secretary Howard Lutnick, helps manage Tether’s reserves.

Tether and Bitfinex are the majority owners of Twenty One, while SoftBank holds a minority stake in the Austin, Texas-based firm.

Additional Information and Where to Find It

Pubco and Twenty One have submitted confidentially a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) and intend to file publicly with the SEC the Registration Statement, which will include a preliminary proxy statement of CEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Business Combination and certain convertible senior secured notes offering and common equity PIPE financings (the “PIPE Offerings” and, together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEP as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. CEP and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This Report does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEP, TWENTY ONE, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The convertible notes of Pubco and the CEP Class A ordinary shares to be issued in the PIPE Offerings have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEP, Twenty One, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEP’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CEP’s securities are, or will be, contained in CEP’s filings with the SEC, including CEP’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEP’s shareholders in connection with the Proposed Transactions, including the names and interests of the directors and executive officers of CEP, Twenty One and Pubco, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

The information contained in this Report is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEP, Twenty One or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving CEP, Pubco and Twenty One, including expectations, intentions, plans, prospects regarding CEP, Pubco, Twenty One and the Proposed Transactions and statements regarding the anticipated timing of the completion of the Proposed Transactions, assets held by Pubco, use of proceeds and the satisfaction of closing conditions to the Proposed Transactions. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEP’s securities; the risk that the Proposed Transactions may not be completed by CEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of CEP’s shareholders, or any of the PIPE Offerings; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CEP Class A ordinary shares or the shares of Class A common stock of Pubco, par value $0.01 per share (“Pubco Class A Stock”); the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; the outcome of any potential legal proceedings that may be instituted against CEP, Pubco, Twenty One or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that CEP, Pubco and/or Twenty One filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEP, dated as of August 12, 2024 and filed by CEP with the SEC on August 13, 2024, CEP’s Quarterly Reports on Form 10-Q, CEP’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and Twenty One and the Proxy Statement/Prospectus contained therein, and other documents filed by CEP, Twenty One and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CEP, Twenty One nor Pubco presently know or that CEP, Twenty One and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CEP, Twenty One and Pubco assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CEP, Twenty One nor Pubco gives any assurance that either CEP, Twenty One or Pubco will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by CEP, Twenty One or Pubco or any other person that the events or circumstances described in such statement are material.